Safe-T Group Ltd.

8 Abba Eban Ave.

Herzliya, 4672526 Israel

February 24, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	Safe-T Group Ltd. (CIK: 0001725332)
Registration Statement No. 333-236030 on Form F-3 (the “Registration Statement”)

Ladies and Gentlemen:

Safe-T Group Ltd. (the “Registrant”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), so that it may become effective on February 26, 2020 at 4:30 p.m., Eastern Time, or as soon thereafter as is practicable.

The Registrant understands that the Commission will consider this request for acceleration of the effective date of the Registration Statement as a confirmation of the fact that the Registrant is aware of its responsibilities under the Securities Act as they relate to the proposed public offering of the securities specified in the Registration Statement.

Very truly yours,

SAFE-T GROUP LTD.

By:	/s/ Shachar Daniel
Shachar Daniel Chief Executive Officer